October 24, 2006


Mail Stop 4561

By U.S. Mail and facsimile to (215) 575-7200

Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ  08054

	Re:	Sterling Banks, Inc.
		Amendment No. 3 to
		Registration Statement on Form S-4
		Filed October 6, 2006
		File No. 333-133649


Dear Mr. King:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selected Historical Financial Data for Sterling Bank, page 17
1. We reviewed your response to comment 2 of our letter dated September 29, 2006. Please revise your filing to explain why the allowance/non-performing loans data is not meaningful for 2003 and 2002.


Unaudited Pro Forma Condensed Combined Balance Sheet, page 99
2. We reviewed your response to comment 4 of our letter dated September 29, 2006. Please describe the terms of the contract terminations and severance payments that supports the inclusion of these costs in the purchase price. Specifically tell us how you considered EITF 95-3 in evaluating the inclusion of these costs.
3. We reviewed your response to comment 5 of our letter dated September 29, 2006. Please tell us the fair value of the outstanding options at June 30, 2006 as determined using a fair value method upon the grant date consistent with SFAS 123 and your disclosures in Note
14 of Farnsworth`s financial statements. Again, if the amount paid is in excess of the fair value then revise to record the excess as compensation expense rather than capitalize it as a part of the purchase price of Farnsworth.
4. We reviewed your response to comment 6 of our letter dated September 29, 2006. Please tell us why you adjusted the average market price per share to reflect the stock dividend, considering the exchange ratio of 2.3625 already reflects the 5% stock dividend. Please provide specific guidance that supports your decision to adjust the market price.

Farnsworth Financial Statements - September 30, 2005

Consolidated Statement of Cash Flows for the Years Ended September 30, 2005 and 2004
5. We have reviewed your response to comment 9 of our letter dated September 29, 2006 and noted your response was not complete.
Please
tell us the amount of gross cash receipts and cash payments related to loans held for sale.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matt Komar at 202-551-3781 or Don Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.




      Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group







cc:	Graham R. Laub
	Dilworth Paxson LLP
	1735 Market Street
	3200 Mellon Bank Center
	Philadelphia, PA  19103


Sterling Banks, Inc.
Robert H. King
October 24, 2006
Page 4